UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-233901) and Form F-1 (File No. 333-240984).

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2023, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated January 12, 2023 entitled “Planned Dose Escalation in Phase 1 Study of MTX-110 (MAGIC-G1 Study) in Patients with Recurrent Glioblastoma”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 12, 2023	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer, Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated January 12, 2023 entitled “Planned Dose Escalation in Phase 1 Study of MTX-110 (MAGIC-G1 Study) in Patients with Recurrent Glioblastoma”